QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2016

AMC ENTERTAINMENT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-33892 (Commission File Number)	26-0303916 (IRS Employer Identification No.)

One AMC Way
11500 Ash Street, Leawood, KS 66211
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (913) 213-2000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events

Historical Financial Information of Odeon and UCI Cinemas Holdings Limited

        This Current Report on Form 8-K is being filed to include certain financial information relating to the pending acquisition (the "Odeon Acquisition") by AMC Entertainment Holdings, Inc. (the "Company") of Odeon and UCI Cinemas Holdings Limited ("Odeon"). This information is being provided in connection with the Company's proposed financing in connection with the Odeon Acquisition and its pending acquisition of Carmike Cinemas, Inc. ("Carmike"). This Current Report includes (i) the audited consolidated financial statements of Odeon as of and for the year ended December 31, 2015 and (ii) the unaudited condensed consolidated financial statements of Odeon as of and for the six months ended June 30, 2016 and 2015, attached hereto as Exhibits 99.1 and 99.2, respectively.

        The audited and unaudited consolidated financial statements of Odeon included in Exhibits 99.1 and 99.2 hereto have been prepared in accordance with UK Accounting Standards, including FRS 102, The Financial Reporting Standard applicable in the UK and Republic of Ireland (UK Generally Accepted Accounting Practice) ("U.K. GAAP"), which differs in certain respects from U.S. generally accepted accounting principles ("U.S. GAAP").

Pro Forma Financial Information

        In addition to the financial statements listed above, this Current Report includes (i) an unaudited pro forma balance sheet of the Company as of June 30, 2016 and (ii) unaudited statements of operations of the Company for the year ended December 31, 2015, the six months ended June 30, 2016 and the six months ended June 30, 2015 and the related notes thereto, attached hereto as Exhibit 99.3. The unaudited pro forma balance sheet and statements of operations give effect to the Odeon Acquisition, (ii) the related debt financing (the "Debt Financing") and (ii) the issuance of shares of the Company's Class A Common Stock in a private placement to the sellers of Odeon (the "Equity Financing" and together with the Debt Financing, the "Financings"). The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations of the Company and Odeon, giving effect to the Odeon Acquisition and Financings as if they had been completed on January 1, 2015. The unaudited pro forma condensed combined balance sheet as of June 30, 2016, combines the historical consolidated balance sheets of Odeon and the Company, giving effect to the Odeon Acquisition and Financings as if they had occurred on June 30, 2016. The historical consolidated financial information for Odeon has been adjusted to comply with U.S. GAAP. The classification of certain items presented by Odeon under U.K. GAAP has been modified in order to align with the presentation used by the Company under U.S. GAAP. In addition to the U.S. GAAP adjustments and the reclassifications, amounts have also been translated to U.S. Dollars.

Important Additional Information Regarding the Merger

        This communication may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of the Company. In connection with the proposed merger, a Registration Statement on Form S-4 (the "Registration Statement") has been filed with the Securities and Exchange Commission ("SEC") containing a prospectus with respect to the Company's Class A common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the "Proxy Statement/Prospectus"). The proxy statement of Carmike contained in the Proxy Statement/Prospectus replaces the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Each of the Company and Carmike intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus was mailed to stockholders of Carmike on or about October 13, 2016 and contains important information about the proposed merger and related matters.

        BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE'S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

        Carmike's stockholders may obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement and other relevant documents filed by the Company and Carmike with the SEC, at the SEC's website at www.sec.gov. In addition, Carmike's stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike's website at http://www.carmikeinvestors.com/.

        This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that the Company or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

        This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of the Company, Carmike and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Carmike's stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus. Additional information concerning the Company's directors and executive officers is set forth in the definitive proxy statement filed by the Company with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by the Company with the SEC on March 8, 2016. These documents are available to Carmike stockholders free of charge from the SEC's website at www.sec.gov and from the investor relations section of the Company's website at amctheatres.com. Additional information concerning Carmike's directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike's most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10-K filed by Carmike with the SEC on February 29, 2016. These documents are available to Carmike stockholders free of charge from the SEC's website at www.sec.gov and from Carmike's website at http://www.carmikeinvestors.com.

Item 9.01    Financial Statements and Exhibits

(d)
Exhibits

Exhibit No.	Description
23.1	Consent of KPMG LLP.
99.1	Audited consolidated financial statements of Odeon and UCI Cinemas Holdings Limited as of and for the year ended December 31, 2015.
99.2	Unaudited condensed consolidated financial statements of Odeon and UCI Cinemas Holdings Limited as of and for the six months ended June 30, 2016 and 2015.
99.3	Unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2016 and 2015 and for the year ended December 31, 2015.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT HOLDINGS, INC.
Date: October 24, 2016	By:	/s/ CRAIG R. RAMSEY
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description of Exhibits
23.1	Consent of KPMG LLP.
99.1	Audited consolidated financial statements of Odeon and UCI Cinemas Holdings Limited as of and for the year ended December 31, 2015.
99.2	Unaudited condensed consolidated financial statements of Odeon and UCI Cinemas Holdings Limited as of and for the six months ended June 30, 2016 and 2015.
99.3	Unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2016 and 2015 and for the year ended December 31, 2015.

QuickLinks

  Item 8.01 Other Events
  Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX